Mail Stop 6010

July 28, 2006

<u>Via U.S. Mail and Facsimile</u>

Mr. Randall Newton
Chief Financial Officer
American Security Resources Corporation
9601 Katy Freeway, Suite 220
Houston, TX 77024

> **Re: American Security Resources Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-27419**

Dear Mr. Newton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Item 1. Description of Business

1.   Please expand to provide a detailed and specific description of the stage of
        development of your business. Please also provide a reasonably complete
        description of your planned products, including discussion about the status of
        those products. Make full disclosure about the steps you must complete in
        anticipation of delivering products in the fourth quarter of 2006. Please provide
        some description of the nature of and uses for "hydrogen fuel cells."

Item 6. Management's Discussion and Analysis or Plan of Operation

Overview

2.   Please expand, here or under Item 1, to provide a description of the nature of and
        uses for a proton exchange membrane hydrogen fuel cell. Disclose why you
        believe your technology may "revolutionize the market for electricity generation
        in the United States and, eventually, for the whole planet."

3.   Please make disclosure about how you accounted for the eGo transaction,
        including disclosure about the basis in GAAP for the accounting applied.

Results of Operations

4.   Please expand to quantify the significant components of the amounts attributed to
        contracted services. Please also provide reasonably informative descriptions of
        the nature of the services received.

Liquidity and Capital Resources

5.   In light of the substantial doubt about your ability to continue as a going concern,
        please expand MD&A to more specifically describe your plan of operations for
        the next twelve months. That disclosure should address, in reasonably specific
        detail, the amounts of planned expenditures with accompanying detail about how
        you intend to fund those expenditures. Refer to Item 303 of Regulation S-B.
        MD&A should also make clear disclosure about the audit report going concern
        modification.

6.   Additionally, we see under the MD&A Overview that you will need to raise
        approximately $5,000,000 in 2006 to completely fund Hydra's development.
        Please reconcile this disclosure with the statement under Liquidity and Capital

Resources that "the cash remaining from the Units offering is sufficient to fund the Company's operations for the next four quarters."

Financial Statements

General

7.   We note that you have not recognized revenues from planned principle operations and that you are in the process of developing your fuel cell technology. Please revise your financial statements and related footnotes to fully comply with SFAS 7. Please also note that the audit report should cover the cumulative statements of operations, stockholders' equity and cash flows required by that guidance.

Consolidated Statement of Shareholders' Equity

8.   We note the exercise of warrants for $1,505,897 during 2005. Please revise your statement of shareholders' equity to disclose the number of shares issued in exchange for the $1,505,897.

Consolidated Statements of Cash Flows

9.   Please tell us why you included the $2.04 million attributed to the acquisition of a subsidiary as an operating activity included in the line item "common stock for services." Explain how this acquisition was accounted for and describe why this presentation is appropriate in GAAP. Include in your response a discussion of why the impact of this transaction is included in and fairly described as "common stock for services."

Note 1 – Organization and Summary of Significant Accounting Policies

Basic and diluted net loss per share

10.   Please revise to disclose the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.

Note 2 – Going Concern

11.   Please revise to include your specific viable plan of operations, including your plan and time frame to complete the research and development related to your hydrogen fuel cells discussed in MD&A and the expected sources for the substantial financing necessary for this project. Your discussion should provide more insight into expected sources to satisfy financing needs, including the $5

million expected to fund Hydra's 2006 development needs disclosed in MD&A. You should also discuss the expected impact if you are not able to raise the necessary financing. Please refer to FRC 607.02.

Note 4 – Investment, Available for Sale

12.   We note from "Recent Sales of Unregistered Securities" that you exchanged 1,500,000 shares of common stock for 46,154 shares of common stock of Strategic Growth Ventures with Wall Streets Inside Reporter, Inc. as part of a consulting services agreement. Please tell us how you accounted for and valued the 1.5 million shares issued to Wall Streets Inside Reporter and the acquisition of the 46,154 shares of Strategic Growth Ventures. Additionally, tell us what the percentage ownership of Strategic Growth Ventures this represents. Please tell us why the investment is classified as available for sale under SFAS 115 and why APB 18 or SFAS 94 do not impact the required accounting and presentation. Please be specific in your response and cite applicable accounting literature.

Note 5 – Common Stock

13.   We note that you issued 2 million shares in exchange for warrants exercised and received cash of $77,000 when the value was $780,000. Please tell us whether this included a cashless exercise of the warrants and whether you recorded any compensation expense related to this exercise. Additionally, please revise to disclose the valuation method and significant assumptions related to any compensation expense.

14.   We note that you acquired eGo Designs in exchange for 12 million shares valued at $2,040,000 and that this amount was recorded as an expense. Please tell us why you expensed the cost of the acquisition and how you determined the valuation and significant assumptions used. Please fully explain the basis in GAAP for your accounting for the transaction, including but not limited to, your consideration of SFAS 141. We may have further comment upon review of your response.

15.   As a related matter, please tell us why you did not file a Form 8-K with audited financial statements of eGo for the appropriate periods and pro forma financial information giving effect to this acquisition. Please provide us with all tests of significance and all supporting calculations. Refer to Items 310 (c) and (d) of Regulation S-B. Also, if you did not file agreements for the transaction as exhibits, either file those documents or cite the basis for not filing those documents.

16.   We see that you issued 16.8 million and 8.2 million shares for services in 2004 and 2005. Please expand to make disclosure about individual transactions pursuant to SFAS 7. Please also tell us whether you filed agreements for significant transactions. If you did not do so, either file those documents or tell us why underlying agreements should not be filed. In general, you should expand Note 5 to more fully comply with the requirements of SFAS 7.

Note 6 - Warrants

17.   Tell us whether you filed agreements underlying the private placement of 2.5 million common stock and warrant units in March 2004. If you did not do so, either file those documents or tell us why underlying agreements should not be filed.

18.   We note your issuance of 2,000,000 warrants in October 2004 with reset provisions. With respect to those warrants:
    - Please clearly disclose the term (life) of those warrants and the underlying vesting provisions.
    - Please make full disclosure about the terms and conditions of the reset provision. Your disclosure should fully describe the circumstances that may lead to changes in the exercise price.
    - In a written response, describe your consideration of SFAS 133 and, if necessary EITF 00-19, in concluding that the warrants should not be accounted for as derivatives at fair value.
    - Tell us whether you filed the underlying agreements. If you did not do so, either file those documents or tell us why underlying agreements should not be filed.

19.   As a related matter, we note that you valued all of the warrants issued during 2004 and 2005 using the Black Scholes pricing model. Please revise to disclose all of the significant assumptions used to value the warrants.

Item 8A. Controls and Procedures

20.   We note your disclosures that the certifying officers concluded that the company's disclosure controls and procedures are not effective. Please tell us and revise to disclose whether any material weaknesses were noted. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate any material weaknesses and disclose whether the company believes any material weaknesses exist at the end of the period covered by the report.

Signatures

21.   Please amend to provide signatures on your Form 10-KSB in accordance with the instructions to Form 10-KSB. Also, include the date the Form 10-KSB was signed.

Certification Pursuant to Rule 13a-14 and 15d-14

22.   We note that the certification is not in the proper form. The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.   Please amend your Form 10-KSB to include certifications that are signed and dated by your CEO and CFO.

Form 10-QSB Amendment No. 1 for the Quarterly Period Ended March 31, 2006

Financial Statements

24.   Please expand the financial statements and related footnotes to fully comply with the disclosure requirements of SFAS 7. In that regard, please ensure that Note 2 includes all of the disclosures required by SFAS 7 and that you have filed agreements where required by Regulation S-B. Since you are a development stage enterprise, you should also make disclosure in the footnotes and in MD&A about your ability to continue as a going concern.

Note 2 – Common Stock

25.   We note that you issued 1,129,935 common shares upon the cashless exercise of 1,500,000 warrants. Please tell us about the terms of the cashless provisions, including how you accounted for options and warrants providing for cashless exercise. Show us that your accounting is appropriate, citing applicable literature. As a related matter, please revise the notes to present full disclosure about the terms and conditions of cashless exercise provisions for both warrants and stock options.

Note 3 – Stock-Based Compensation

26.   When you adopt a new accounting standard in an interim period the notes to financial statements should present all of the disclosures required by that standard in the period of adoption. Please expand as appropriate. Please also make disclosure about the terms and conditions of the cashless exercise provisions.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd

Reviewing Accountant